Exhibit 3.1

[FILE STAMP]

ARTICLES OF INCORPORATION
OF
IDAHO NORTH RESOURCES CORPORATION
The undersigned, acting as Incorporator of a corporation under the Idaho Business Corporation Act, adopts the following Articles of Incorporation for such corporation:
ARTICLE ONE
NAME OF CORPORATION
The name of the corporation shall be "IDAHO NORTH RESOURCES CORPORATION".
ARTICLE TWO
PERIOD OF DURATION
The period of duration of the corporation shall be perpetual.
ARTICLE THREE
CORPORATE PURPOSES
The purpose or purposes for which the corporation is organized are for the transaction of any or all lawful business for which corporations may be incorporated under the Idaho Business Corporation Act, including but not limited to, the following enumerated activities, which list is intended to be illustrative and in addition to the general powers conferred by the laws of the State of Idaho, and not as a means of limitation:
(a) To purchase, sell, option, own, locate, lease or otherwise acquire, mortgage and dispose of lands, mines, mining claims and mineral rights; to own, handle and control letters patent and inventions; to use and to own, enter, apply for patents for mines, mill sites, mills, water-rights, tunnels and rights of way; to work, prospect, explore, exploit and develop mines and mineral lands of every kind and nature and wherever the same may be situated, and to carry on every operation of the business on mining, milling and producing zinc, lead, gold, silver and any and all other minerals and metals of every kind and character and to sell and dispose of the same and the by-products thereof, and to- do everything that may be necessary or proper in the conduct of
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the business of working such mines and mineral lands and the production of ores and to buy, sell, contract for, own, erect, and operate all mills, smelting and other ore reduction works, sawmills, machinery, roads, tramways, ditches, flumes, water rights, power plants of any and all kinds whatsoever, and to develop and use electricity for power and lighting purposes, and to file upon water rights for any and all purposes.
(b) To take, hold, lease, mortgage, own, purchase, or acquire by operation of the law or otherwise, real property or any interest therein or appurtenant thereto, including storerooms, sawmills, store buildings and any part thereof, or any interest therein, or to sell, lease, exchange, mortgage or hypothecate real estate or any interest therein and to engage in any and all undertakings and business necessary and proper to the improvement and betterment of any of the land or real property or interest therein, owned or otherwise acquired, or to be owned or otherwise acquired by said corporation, or in any other lands in which the said corporation may have any interest, and to handle and deal in any land, interest in land, or other property or interest therein, of said corporation in any manner it may desire.
(c) To enter into, make, perform and carry out any and all contracts or agreements of every kind, amount and character with any person, firm, association, corporation, federal or state government or any political subdivision, or corporation or agency thereof.
(d) To purchase, own, sell, convey, mortgage, pledge, exchange, acquire by operation of law or otherwise, personal property of every kind and character, debts, dues and demands or causes of action, and each and every kind of personal property, evidence of debts, bonds, stocks of this and other corporations, both public and private, which the Corporation may deem necessary and convenient for its business or otherwise.
(e) To borrow and lend money from and to any person, firm, corporation, association, or federal or state government or any political subdivision, or corporation or agency thereof, and to make, take and execute notes, mortgages, bonds, deeds of trust, or any other evidence of indebtedness to secure payment thereof, or by any other lawful manner or means, and to take and
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receive notes, bonds, mortgages, deeds of trust, or any evidence of indebtedness for the use and benefit of said corporation, or otherwise.
(f) To own, hold, lease, or sublet, or to conduct on its own account, or for any person, firm, association, corporation, or federal or state government or any political subdivision, or corporation or agency thereof, all and every kind of merchandise, business or property necessary or proper to carry on an account of the business of said corporation.
(g) To build any and all necessary shops, buildings, store-rooms, boarding houses, sleeping quarters, sawmills and structures at any place proper and convenient to carry on any or all of the business of said corporation.
(h) To do and perform every act and thing necessary to carry out the above enumerated purposes, or calculated directly or indirectly to the advancement of the interests of the corporation, or to the enhancement of the value of its stock, holdings and property of any kind or character.
ARTICLE FOUR
AUTHORIZED SHARES OF STOCK
There shall be two classes of ck, designated as "common stock" and "preferred stock". The aggregate number of shares of corporate common stock which the corporation shall have authority to issue, shall be One Hundred Million (100,000,000) shares. The aggregate number of shares of corporate preferred stock which the corporation shall have authority to issue, shall be Ten Million (10,000,000) shares. All of such shares of common stock shall have a par value of One Cent ($0.01) per share. All of such shares of preferred stock shall have a par value of Five Cents ($0.05) per share.
Owners of the common stock and preferred stock shall have the same rights and privileges except as specifically set forth herein:
(a). Voting Rights. - All shares of common stock shall have unlimited voting rights. The holders of preferred stock shall not be entitled to vote at meetings of the stockholders of the
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company so long as dividends on the preferred stock are paid; but in case of default for two (2) consecutive years in the payment of such dividends, then and thereafter, during the period of such default, the holders of the preferred stock shall be entitled to vote for the election of directors at any regular meeting therefore along with and in the same manner as the holders of the common stock.
(b). Convertibility. - Preferred stock shall be convertible into common stock as hereinafter provided, and when so converted, such preferred stock shall be canceled and retired and shall not be reissued as such, and the common stock shall be increased accordingly.
Any holder of the preferred stock may convert such stock into the common stock of the corporation at the rate of one (1) share of preferred stock for two (2) shares of common stock, with a cash adjustment for accrued unpaid dividends, all under suitable regulations to be prescribed by the board of directors of the corporation.
(c). Liquidation. - In the event of liquidation, dissolution, or winding up of the corporation, whether voluntary or involuntary, the holders of the preferred stock of the corporation shall be entitled, before any assets of the corporation shall be distributed among or paid over to the holders of the common stock, to be paid in full the par value of Five Cents ($0.05) per share of preferred stock, together with all accrued and unpaid dividends. After payment in full of the above preferential rights of the holders of preferred stock, then the holders of the preferred stock and common stock shall participate equally in the division of the remaining assets of the corporation, so that from such remaining assets the amount per share of preferred stock distributed to the holders of the preferred stock shall equal the amount per share of common stock distributed to the holders of the common stock.
(d). Redemption. - At any time, the corporation may, at it’s sole option expressed by resolution adopted by the board of directors, upon thirty (30) days written notice to the holders of the preferred stock, or without notice if agreed to in writing by all holders thereof, redeem all or part of the shares of the preferred stock then outstanding by payment in cash of One Hundred Fifty
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(150%) percent of par value of each share to be redeemed, as well as all accrued unpaid dividends on each such share. The manner, form and other conditions pertaining to such redemption shall be as prescribed in the·bylaws or by resolution of the board of directors.
(e). Dividends. - The holders of the preferred stock shall be entitled to receive from the surplus or net profits arising from the business of the corporation a fixed yearly dividend equal to ten (10%) percent of the par value of each preferred share held. payable quarterly on March 31, June 30, September 30, and December 31, of each year, before any dividends shall be paid on the common stock. Should the surplus or net profits arising from the business of the corporation prior to any dividend day be insufficient under applicable law or otherwise to pay the dividends on the preferred stock, such dividends shall be payable from future profits, and no dividends shall, at any time, be paid on the common stock, until the full amount of all accrued unpaid dividends on the preferred stock are paid. After all accrued unpaid dividends on the preferred stock are paid, the holders of the preferred stock shall be entitled to participate with holders of the common stock in any other dividends paid out during that period, but only to the extent of fifty (50%) percent of the per share dividend received by the holders of the common stock.
ARTICLE FIVE
NO PREEMPTIVE RIGHTS
There shall be no provisions granting preemptive rights to any class of stock or any stockholder.
ARTICLE SIX
BYLAWS REGULATE INTERNAL AFFAIRS
Provisions for the regulation of the internal affairs of the corporation shall be set forth in the Bylaws of the corporation.
ARTICLE SEVEN
REGISTERED OFFICE AND AGENT
The street and mailing address of the initial registered office of the corporation and the name
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of the initial registered agent thereat shall be COLUMBIA STOCK TRANSFER COMPANY, 601 E. Seltice Way, Suite 202, Post Falls, Idaho 83854.
ARTICLE EIGHT
CORPORATEDIRECTORS
   The corporate powers of the corporation shall be vested in a Board of Directors of not less than three, and no more than five members, who shall be elected annually by the shareholders, and who shall serve until the election and qualification of their successors. Directors who are to serve for the first corporate year shall be selected by the incorporators. Unless otherwise determined by the shareholders, the Board of Directors, by resolution, shall from time to time fix the number of directors within the limit herein provided. The number of Directors constituting the initial Board of Directors of the corporation shall be three (3), and the names and addresses of the persons who are to serve as Directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are:

NAME	ADDRESS

Stephen Goss	36 W. 16th Avenue Spokane, Washington 99203

Timothy Major	2555 W. Palai’s Drive Coeur d'Alene, Idaho 83815

Sara Major	2555 W. Palai’s Drive Coeur d'Alene, Idaho 83815

ARTICLE NINE
INCORPORATOR
The names and addresses of the initial incorporators are:

NAME	ADDRESS

Stephen Goss	36 W. 16th Avenue Spokane, Washington 99203

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Timothy Major	2555 W. Palai’s Drive Coeur d'Alene, Idaho 83815

ARTICLE TEN
LIMITATION ON LIABILITY/INDEMNIFICATION
A Director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken as a director, or any failure to take any action as a director. However, such elimination of liability shall be subject to the terms of Idaho Code Section 30-1-202(2)(dXi) through (iv). Additionally, the corporation shall indemnify a director for liability, as defined in Idaho Code Section 30-1-850(5), to any person for action taken, or any failure to take any action, as a director, except liability for those matters set forth in Section 30-1-202(2)(e)(i) through (iv), Idaho Code.
These Articles of Incorporation of IDAHO NORTH RESOURCES CORPORATION shall be and are hereby adopted on this day of January, in the year 2007.

STEPHEN GOSS
STEPHEN GOSS
Incorporator

TIMOTHY MAJOR
TIMOTHY MAJOR
Incorporator

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